Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-116797 and 333-139147 on Form S-8 of our reports dated July 13, 2010 (August 12, 2010 as to Note 25 and to the effects of the restatement discussed in Note 26), relating to the financial statements and financial statement schedule of Jackson Hewitt Tax Service Inc. and Subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s ability to continue as a going concern and the restatement), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K/A of the Company for the year ended April 30, 2010.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

August 12, 2010